Exhibit 99.1

MATSON, INC.

NOVEMBER 11, 2014 INVESTOR CONFERENCE CALL TRANSCRIPT

Operator:	Good day, ladies and gentlemen, and welcome to the Matson Conference Call to announce its acquisition of Horizon’s Alaskan operations.

At this time, all participants are in a listen-only mode. Later, we will conduct a question and answer session and instructions will be given at that time. If anyone should require assistance during the program, please press star then zero on your touchtone telephone. As a reminder, today’s program is being recorded.

I would now like to introduce your host in today’s program, Jerome Holland Director of Investor Relations. Please go ahead.

Jerome Holland:

Thanks, (Jonathan), and aloha. Matt Cox, President and Chief Executive Officer; and Joel Wine, Senior Vice President and Chief Financial Officer, are joining the call today. Slides from this presentation are available for download at our website, www.matson.com under the investor relations tab.

Before we begin, I would like to remind you that during the course of this call, we will make forward looking statements within the meaning of the federal securities laws regarding expectations, predictions, projections or future events. We believe that our expectations and assumptions are reasonable. We caution you to consider the risk factors that could cause actual results may differ materially from those in the forward-looking statements in the press release, the presentation slides and this conference call. These risk factors are described in our press release and are more fully detailed under the caption “Risk Factors” on Pages 8-14 of our 2013 Form 10-K filed on February 28, 2014, and in our subsequent filings with the SEC.

Please also note that the date of this conference call is November 11, 2014, and any forward looking statements that we make today are based on assumptions as of this date. We undertake no obligation to update these forward-looking statements.

With that, I’ll turn the call over to Matt.

Matt Cox:	Thanks, Jerome, and thanks to everyone for joining our call today.

As you will have seen earlier today, we issued a press release announcing our acquisition of Horizon which when closed will expand our platform to Alaska. I’m very excited to announce this transaction because it represents a rare opportunity to grow our business in the U.S. domestic markets and strengthens our position as a leading Jones Act carrier with over 130 years of experience.

Under the terms of our agreement, Matson will acquire the stock of Horizon following the sale of Horizon’s Hawaii business to Pasha which was announced a short while ago. Along with the sale of its Hawaii business, Horizon has also separately announced that it intends to shut down its Puerto Rico operations by the end of 2014.

On Slide 4, you can see why we believe this transaction makes so much sense and will deliver significant value. The acquisition of Horizon represents a natural geographic expansion of our platform, allowing us to grow and enhance our revenue by approximately $330 million per year, further positioning us as the leading Jones Act Ocean Carrier in the Pacific.

We expect to achieve synergies from multiple sources including corporate overhead, SG&A and in vessel and transportation management cost areas. But most importantly, we believe this transaction creates compelling value for our shareholders.

We expect the business to contribute approximately $70 million in annual run rate EBITDA before the end of the second year post closing. Excluding one-time items, we expect the transaction to be immediately accretive to Matson’s EPS providing low to mid-teens annual EPS accretion in years one and two at approximately 35 cents to 45 cents per share annually thereafter.

As you know, we are focused on cash flow generation and in this transaction, we expect very significant cash flow per share accretion of approximately $1 annually within two years.

Let me take you quickly through the transaction highlights on Slide 5. The deal price is 72 cents per share plus the repayment of debt at closing. This transaction is conditioned on Horizon’s sale of its Hawaii business to Pasha for $141.5 million.

Separately, Horizon also announced today that it plans to cease its Puerto Rico service by the end of 2014, a decision Horizon made independent of our transaction and one that they disclosed to us in our due diligence process. The boards of directors of both companies have unanimously approved this transaction. The transaction will require the approval of 50.1 percent of Horizon shareholders voting at their meeting. And importantly, Horizon shareholders representing 55 percent of the fully diluted equity or 41 percent of the outstanding voting stock have agreed to vote their shares in support of the transaction.

Matson shareholders do not need to vote on the transaction because we’re paying cash. Matson will finance the transactions through cash on hand and borrowings under our existing revolving credit facility. Subject to antitrust clearance, Horizon shareholder approval and other customary closing conditions, we expect this transaction to close in 2015.

Slide 6 represents an overview of the transaction from a graphical perspective just to illustrate further the mechanics of the deal.

Turning to Slide 7, we’re very encouraged by this steady long-term prospects of the Alaska trade, particularly given Horizon’s position as a leading container shipping operator currently serving the Alaska market, a position that it has held for over 50 years. The Alaska market mirrors Hawaii in many ways despite different underlying economic drivers.

Both markets depend on reliable, superior, and timely container cargo service as part of vital supply lifelines, hallmarks with the Matson brand. Also similar to Hawaii, Alaska is a market with loyal customers that values premium service. In fact, approximately 80 percent of the business overlaps with Matson’s Hawaii customers.

Overall, the Alaska container freight market is characterized by well-balanced supply and demand. The economy is solid showing long-term steady growth and horizon’s Alaska fleet operates at high utilization levels.

Approximately 3/4 of Horizon’s volume in Alaska comes from this stead northbound head haul lane which is driven by Alaska’s general economy, energy and mineral resource development and military cargo whereas Horizon’s southbound volume is fairly seasonal with fisheries in the seafood industry being the key drivers. Overall, we view this to be a leading Jones Act franchise in an attractive market.

On Slide 8, a cornerstone of this valuable franchise is a reliable operating platform that is focused on the same principles at Matson, customer service and on-time arrivals. Horizon deploys three diesel-powered vessels that provide twice weekly service between Tacoma, anchorage and Kodiak and weekly service to and from Dutch Harbor.

The three active vessels are well-maintained and well-sized for the market with a remaining useful life of approximately 10 years. Horizon is the only Jones Act carrier serving Kodiak and Dutch Harbor, providing a critical life line to those communities. Horizon also has strong terminal operations that contributes to profitability in Alaska, providing exclusive stevedoring and slot charter service at Kodiak and Dutch Harbor to the international liners Maersk and APL.

I would now like to turn it over to Joel to run through the financial highlights of the transaction. Joel?

Joel Wine:	Thanks, Matt.

Let me first cover our financial expectations for the transaction in a little more detail. Historically, over the last several years, the Alaska business has produced about 330 million in annual revenues and around the mid-80s in terms of millions of dollars of EBITDA before any corporate overhead allocations from the existing Horizon corporate structure.

Our goal from an integration perspective will be to migrate the Alaska business over to our existing Matson operating financial and IT platforms and we expect to complete this process sometime within 12 to 24 months post closing.

At the end of that process, we think we will need to add about $15 million in annually-recurring corporate cost to support the Alaska business on our platforms. Thus, we expect approximately 70 million in annual run-rate EBITDA from the business to be the result within 24 months.

Some portion of the first 12-24 months post closing will also likely coincide with some important capital projects for the Alaska vessels which I will elaborate on in a minute. So as detailed on Slide 9, working down in an illustrative income statement for this business, we expect approximately 30 million to 35 million in new depreciation and amortization. The final amount of which will be determined shortly after closing and dictated by the finalization of GAAP purchase price allocations.

Pro forma incremental interest, expense and income taxes should total around $20 million in aggregate which yields approximately 35 to 45 cents per share of EPS accretion. The same numbers after subtracting maintenance CapEx produce approximately $1 of incremental cash flow per share of the company which we think is very compelling for shareholder value. Note that both these tables exclude one-time items which I will comment on in a moment.

Turning to Slide 10, the current plan for the three main Alaska vessels is to install main engine scrubbers beginning in the second half of 2015 and to be completed by the end of 2016. The estimated capital cost will be about $6 million to $8 million per vessel or $18 to $24 million in aggregate.

During the scrubber installation period, we expect a higher cost reserve steamship will need to be deployed as a relief vessel which will increase vessel operation costs and modestly impact operating results. So during this period, in the second half of 2015 and 2016, the EBITDA generation of the business may be modestly lower than the $70 million run-rate which is one of the main reasons why we are commenting that the EPS accretion will likely be a little lower in that first 12 to 24-month period of time.

Overall, the scrubber installation investment should position the vessels well to meet the future environmental control area or ECA requirements regarding low-sulfur fuel emission and for the long term, we view this to be a good investment for the business.

In terms of regular annual maintenance CapEx needs for the business, we expect approximately $5 million to $8 million to cover normal vessel and equipment maintenance, crane maintenance and replenishment of containers and chassis in this market.

Turning to sources and uses on Slide 11, we have readily available funding sources to consummate the transaction. And for our pro forma Matson balance sheet as shown on the next slide, we believe that Matson will continue to maintain strong investment-grade metrics with that EBITDA staying in the mid twos range with plenty of headroom on our debt covenants.

And so, it is important to also note that we did not expect this transaction to have any impact on our previously announced vessel newbuild program nor is there any anticipated change through our dividend policy. We remain confident in our core business cash flow generation to fund these important items.

The table on the following, Slide 13, shows the buildup of transaction value of the transaction value of $456 million based upon Horizon’s recorded balance sheet, net debt and its most recent 10-Q filing. This implies an enterprise value to EBITDA multiple of 6.5 times for this transaction based upon the $70 million of expected run-rate EBITDA, post integration and scrubber installation.

We also expect to grow to $70 million of run-rate EBITDA overtime as you would expect from both the underpinning of growth in the Alaska market as well as successful operating execution within the business itself. There are also two important points to make regarding the $456 million transaction value.

The first is at the Hawaii business sale is not expected to create any corporate level of taxes payable due to horizon’s existing NOLs which are expected to fully shield any gain on the Hawaii business sale. Secondly, Horizon’s net debt number is obviously subject to change between the September 21, 2014 date and the most recent 10-Q and the eventual closing of this transaction.

The net debt at the time of the closing is likely to be higher than the amount shown on this page and will be influenced primarily by Horizon’s cash flow from operations in the interim period between selling and closing and also the pre-tax cash shutdown cost of the Puerto Rico operations which Horizon commented today are expected to be in the range of $85 million to $95 million.

Separately, in terms of one kind — in terms of one-time items for this transaction, we expect two buckets for Matson. The first is one-time transaction cost of approximately $25 million to be incurred at or around the time of closing, the largest components of which would include required Horizon debt repayment breakage costs, financial advisory fees and legal fees.

The second bucket is integration cost of approximately $20 million to $25 million to be incurred in the first 12 months post closing, the largest components of which are tied to eliminating operating and overhead redundancies. Both of these amounts are pre-tax figures.

So now, turning to Slide 14, let me comment on what we think this transaction does to overall shareholder thesis over the next few years. With this transaction, we see new and meaningful growth value creation catalysts coming from the Alaska business including immediate EPS and cash flow accretion, the successful integration of the business on to our operating platforms which will lead to even greater accretion overtime and the Alaska market adding additional long-term growth prospects to our platforms.

In addition, we expect our core business to continue growing through key drivers such as the Hawaii container volumes, premium rates in our China services, steady, incremental volume potential in Guam and improving performance of both SSAT and logistics.

The most important of these drivers has historically tended to be Hawaii volumes where we continue to believe we are in the early stages of the construction demand cycle for our container volumes.

And finally, looking a little longer term, we remain very excited about the economic benefit coming down the road from our two new aloha class ships to be delivered in 2018. So as you add it all up, we see multiple potential catalyst to produce greater shareholder value over the next several years. With that, let me turn the call back over to the operator to take your questions.

Operator:

Certainly, ladies and gentlemen, if you have a question at this time, please press star then one on your touchtone telephone. If your question has been answered and you’d like to remove yourself from the queue, please press the pound key.

Our first question comes from the line of Jack Atkins from Stephens. Your question please?

Jack Atkins:	Good afternoon guys and congratulations on this transaction.

Matt Cox:	Thanks, Jack.

Joel Wine:	Thanks, Jack.

Jack Atkins:

So, I guess, just this first-off, just a walk to the math one more time on the purchase price, so it’s $456 million and then with the shutdown cost of Puerto Rico, would you expect that to be additive to what you’re ultimately going to pay for these assets at the time of closing just — I just want to make sure I’m understanding sort of the total enterprise value at the time of closing.

Joel Wine:

So by nature, that’s going to be a projection or expectation. You know, obviously, Jack. So the number — important number here is the Horizon net debt number on the table of 528.4, so that’s the number as of the most recent cue so where will that be at closing. So, first thing is in terms of timing, how long will that be and we don’t know. As Matt said in his comments, we expect closing to be in 2015 …

Jack Atkins:	Sure.

Joel Wine:

… could be first half, second half of the year, we don’t know. But I would say, Jack, for modeling purposes, you know, using a middle of the year type number, you know, we’re fine with that for modeling purposes.

So in that context, you know, at the end — in the middle of the year, you’ve got — what we say, what we’re saying is there’s two main things that would effect this net debt number. The first is, you know, what’s Horizon generally doing in terms of normal cash flow generation in their business. And this year, you know, year-to-date, in the nine months year-to-date, their net debt number is up about $17 million so you might see a little bit of creep in this to their normal ordinary course operations and their increase debt cost.

But what we’re also saying is that the larger effect is likely to be the cash effect of this Puerto Rico shutdown of operations items. So they announced today that those items would be about $85 million to $95 million of cash cost, Jack, and from Matson on an after-tax basis, you know, that’s a number around $70 million.

Jack Atkins:

OK. OK. So just to clarify, the fairway — just to add all these up is to take the after tax impact of the shutdown cost, small amount of likely continuing negative cash flow from horizon over the — until the closing plus the 456.

Joel Wine:	Yes. I mean, you could — that would be — that would be a fair way to make projected estimates going forward.

Jack Atkins:

OK. That’s great. And then just for my follow-up, could you comment about, you know, the utilization of Horizon’s current Alaska fleet and, you know, where, sort of, you know, is the volume level in relationship to prior cycles, you know, I’m just trying to understand, you know, as it relates to your Hawaii business, you know, we’re expecting, you know, increased volumes overtime, you know, the same thing happening, you know, with Alaska, so just trying to understand where we are in that particular state cycle.

Matt Cox:	Sure, Jack. This is Matt. I can take a crack at it.

In our due diligence process, what we understood about the seasonality of that trade is that it’s more pronounced than some of Matson’s other businesses partly because of when the construction activity occurs in the summer or better weather months and in some cases, just related to getting cargo northbound into more remote areas.

So it’s typically the case that during the summer months, the ship is essentially full. If you’re to look at it on a full-year basis, we understand their northbound utilization to be something around 85 percent which effectively means they’re full on the summer months and they’re, you know, obviously less full in the winter months to get to that 85 percent and when cargo volumes expand, they either — it moves earlier or later in the fringes of the spring or fall or they have purchased slots on a competitors service as well and they’ve done both of those as volumes have gone up and down depending on market cycles.

Southbound, we understand they’re wide open and the volumes there are more dependent on the seasonality, seafood and other kinds of things and, you know, some years fish move in bigger quantities and other seasons and types of fish. So, that’s more seasonal on annual based on those flow. So that’s the general way that volume works in this trade.

Jack Atkins:	OK, Matt. Thanks so much for that color. And once again, guys, congratulations.

Joel Wine:	Thanks, Jack.

Matt Cox:	Thanks, Jack.

Operator:	Thank you. Our next question comes from the line of Kevin Sterling from BB&T Capital Market. Your question, please.

Kevin Sterling:	Thank you. Aloha, gentlemen.

Joel Wine:	Hi, Kevin.

Matt Cox:	Hi, Kevin.

Kevin Sterling:	I would second what Jack said, congratulations on a great acquisition that you — I know you’re excited to do this and been wanting this for a long time.

Matt Cox:	Thank you.

Kevin Sterling:

Let me start, you know, with Horizon shutting down Puerto Rico, if I’m not mistaken, they have a commitment to the multi-employer pension plan that they pull out of Puerto Rico, there may be some — there may be a liability that they might have to pay. Would that fall on you guys? Could you maybe talk a little bit about how that might work?

Joel Wine:

So, Kevin, generally, this is a — this is a stock acquisition so we will take their non-Hawaii business liabilities and it may include the ongoing liability of what you just mentioned for the multi-employer withdrawal. And what I would tell you from a sizing perspective is they announced that 85 million to 95 million cash number, rough order of magnitude approximately half of it is coming from the multi-employer plan liability.

And that is something we would pick up. The thing on the timing of closing, it happened before or after but that would be an ongoing obligation that we would pick up.

Kevin Sterling:	OK. All right. Thank you for clarifying that.

And then with Pasha acquiring the Horizon Hawaii assets, as sooner they’re acquiring the vessels and the containers, do you know what will happen with those vessels? Because, I guess, one would worry if too much capacity coming to the trade lane but if I’m not mistaken, those Hawaiian vessels of Horizon are much older than what you’re getting in the Alaska trade lane. Do you know if would those vessels be scrapped? Do you have any idea what might be the intentions with that additional kind of — with that additional capacity there?

Matt Cox:

Yes, Kevin, let me answer that. First of all, we don’t know. This process was very carefully set up by Horizon line so that we would really have no visibility to their process to make sure that, you know, we had no visibility or influence or knowledge of what their plans are.

So as we — as we are here today, we have no idea what’s going to happen. But I would say, generally, that if you look at the market, Horizon lines is purely a container competitor and if you look at Pasha, Pasha operates one roll-on/roll-off vessel today and as you know, they’re going to be introducing a second roll-on/roll-off vessel with some limited container handling capability.

And so, you know, the way we see those is very different markets neither is in the other market. So, you know, our expectations is that the competitive landscape would remain relatively unchanged. That’s our best guess.

Kevin Sterling:

OK. All right. Thank you. And one last question, if you don’t mind, Horizon has an older vessel in reserve in Alaska and they built 1973, it’s steam powered, what would you do with that vessel? I think you said you would run it, kind of, you know, when you’re retrofitting some of the other equipment but kind of long term, what’s your plan with that older vessel and how much capital will be required if you were to reinvest in that vessel to kind of bring it up to meet all the eco requirements?

Matt Cox:

Kevin, we’re not commenting on any of the specific vessel plans. What we did called out in our slides were the three core active vessels that they used, the diesel vessels that were built in 1987 which are the core vessels that operate the Alaska business. In total, there’s nine vessels that would come with us in the transaction so there’s six others that are steam and we’re not commenting on the specifics of any of those six other vessels.

Kevin Sterling:	OK. But since — but you can still operate, even though there’s steam, you can still operate those for a couple more years until the sulfur requirement kicks in. Is that right?

Matt Cox:

That’s correct. This is Matt. Yes, so we have until 2021, the ECA phases out steam vessels. So we have until that time to look at these surplus vessels and, as you know, Matson has some steam vessels and we’re going to be going through a determination of what are the reserve requirements and dry dock rotations and all that. That work will be done, you know, over the next few years.

But, Joel’s right, we’re not in the position to comment on that at this point.

Kevin Sterling:	Got you. OK, gentlemen, thanks so much for your time. Congratulations on a great deal.

Matt Cox:	Thank you, Kevin.

Joel Wine:	Thanks, Kevin.

Operator:	Thank you. Our next question comes from the line of Michael Webber from Wells Fargo

Michael Webber:	Good afternoon, guys. How are you?

Matt Cox:	Hi, Mike.

Joel Wine:	Hi, Mike.

Michael Webber:

Joel, I wanted to dig in to the run rate EBITDA you guys are using from the transaction and you kind of touched on your prepared remarks a bit but I was hoping to maybe dig in to, I guess, what kind of margins and, I guess, spot utilization is kind of embedded in that — in that $70 million number and maybe if you can’t get in the specifics, where do those fall relative to what we’re used to seeing out of your Hawaiian business and what sort of room for improvement you think you could see there?

Joel Wine:

Well, I would just make the first observation on margin, Michael, which is we’re saying 70 million of run rate off of — and we said revenues are approximately 330 million so that quick math tells you 21 percent so that’s higher than — that’s higher than our current ocean transportation EBITDA margin, if not dramatically higher.

But that’s the result. Two things, one is good utilization in this market. We commented that these vessels have good utilization, high utilization rates. And the second piece is that this is really a bolt-on deal for us.

So it’s a division within horizon today and we’re going to bolt it on to our platforms. We’re going to — we’re going to have 15 million more incorporate costs like we talked about but there’s some efficiency there as well.

So the net results is that a little bit higher margin than you see today in our ocean trans business. That make sense?

Michael Webber:	Yes. That does.

Matt, I wanted to touch on, I guess, the earlier question around Pasha. And I guess maybe coming at that a different way with them kind of, I guess, building a bit more of a presence there. In your experience around that trade, if you can, on an aggregate basis, how close would they be to, I guess, an inflection point, right, that they would need to go in and really, I guess, kind of investigate up to, you know, a certain stream that would make more sense if you kind of follow what I’m saying, right, and there are certain tonnage points that make more sense than others.

Is this when you look at this, in experience, does this push them to a point where you think they would become more active in that market or not?

Matt Cox:

Yes, I don’t know. It would be pure speculation. The only — the best way to answer that is the same way I answered the last one is that we don’t expect to have significant competitive change in landscape as a result of this.

Michael Webber:	OK. All right. Fair enough. Thanks for your time. Thanks for the time, guys.

Matt Cox:	OK.

Joel Wine:	OK. Thanks. Bye.

Operator:	Thank you. Our next question comes from the line of Ben Nolan from Stifel. Your question, please?

Benjamin Nolan:	Hi, guys. Congratulations. I’ve been waiting a long time for this call.

Matt Cox:	Thanks, Ben.

Benjamin Nolan:

Yes. I had a couple of questions. My first one sort of relates to the Puerto Rico business and you did, Joel, you did a good job, sort of, outlining where the cost lie in addition to sort of what you’re showing here.

But I was curious, you know, are those — are those cost of that $85 million to $90 million, is that net of some of the asset that you would adhere there? And, you know, obviously there’s the ships. I don’t know if there would be any remaining NOLs that you would be able to get? I mean, is there other — are there other things that we should include into that calculation on the asset side rather than just the liability?

Joel Wine:

No, those are just the liabilities. Those are the cash cost of the liabilities that they would incur to shut it down. So that does not include any, you know, assets or future activity on those assets. So those are shutdown costs.

Benjamin Nolan:	OK. So other than — other than the ships themselves, what other assets should we think about or part of that Puerto Rico that would be inherited by you guys?

Joel Wine:	Generally, normal equipment. So, chassis, gensets, containers, those sorts of thing. So, normal ocean carrier equipment.

Benjamin Nolan:	OK. And you would not envision any issues incorporating those into your existing platform, I would assume, right? That’s pretty fungible type equipment?

Joel Wine:	Yes. Those are, by definition, transportation highly removable assets. I mean, Puerto Rico is a long way away.

Benjamin Nolan:	Yes.

Joel Wine:	But, yes, those assets can be moved to anywhere, just a matter of cost and trying to integrate them into your network.

Benjamin Nolan:

OK. That’s helpful. And then what about NOLs? Do you think — I know you mentioned that and I know that they did have some related for that business but do you think that any of them will make the way all the way through the process?

Joel Wine:

Yes. Good question, Ben. The answer is, yes, small amount and modest amount and we’ll receive some incremental benefit from that. The vast majority of which will be consumed in the upfront Hawaii business sale.

But there’s not enough post closing ongoing for Matson that where it’s going to make any kind of material change, we believe, to effective tax rate going forward pro forma for the combined company.

Benjamin Nolan:

OK. Good. And then more broadly speaking. When you think of that integrating the Alaska business into your existing West Coast operation, can you, maybe, walk me through some of the things that you think using their low-hanging fruit, where are areas where you’re putting it in, bolting it on as you say, to what you already have. Could you consolidate terminals? Could you, I don’t know, use fewer spares for the combined fleets? Any idea what — how I should think about the synergistic benefit?

Matt Cox:	Sure, this is Matt. I’ll take a crack at that.

There were, you know, three or four buckets and you’ve outlined several of them already. The first one is to leverage Matson’s back office accounting customer service infrastructure and what that would mean is we would — when we’re ready and, you know, we’re comfortable that the systems are going to allow that would be to move all those transaction through system which would allow us to eliminate a significant amount of G&A and overhead and infrastructure that Horizon has in place and put it on to our existing system and that’s part of the economics that Joel mentioned when he talked about his $70 million run rate which is 85 million of gross EBITDA of the business and 15 million in overhead. So it’s going to cost us small — a smaller amount of incremental G&A to bolt that on to our existing back office platform.

The second area as you pointed out are in equipment, in maintenance and the use of reserve vessels and the numbers of reserve vessels will need in class for dry dock relief. There may be opportunities for some terminal consolidation. There may be opportunities for some small amounts of logistics in inland transportation. There’s a whole basket of potentials synergy and those are — most of those are baked into the kinds of EBITDA run rate that Joel had mentioned.

And then overtime, we’ll be looking for more. But I think the significant ones, I think, are incorporated into our thinking at this point.

Benjamin Nolan:	OK. That’s very helpful, Matt.

And then last one for me is do you think there is, and maybe my geography just needs a little work, but do you think that there would be any potential to sort of extend the expedited service including Alaska, you know, obviously the far reaches of Alaska — Dutch Harbor is not too far away from Japan, for instance — is that something that, you know, even make sense logistically that might be a potential for some point on the line?

Matt Cox:

Yes. The way I would answer that is to say that’s certainly something to look at. An important part of this Alaska, Horizon Alaska’s revenue source is servicing Maersk and APL at Dutch Harbor. They’re carrying cargo from those areas in Kodiak and Dutch to Asia, doing the (stevedoring) services for them as they pass by. We don’t envision to answer a part of a question you asked. Any change to our existing CLX expedited service, it’s too far out of the way and we’re chockablock full on our existing service in both directions.

Is there an opportunity overtime to look at, you know, other potential ways to link our services with Asia? Sure. We’ll look at it but I certainly wouldn’t put any kind of near-term benefit in thinking about that. But it’s certainly something we might look at post closing.

Benjamin Nolan:	OK. Perfect. And again, guys, this is a real marquee event for you guys and I’m happy for you. So, congratulations.

Matt Cox:	Thanks very much.

Joel Wine:	Thanks, Ben.

Operator:	Thank you. Our next question comes from the line of John Mims from FBR Capital Markets. Your question, please?

John Mims:	Yes, thanks. Good evening, guys. And, again, congratulations. Some of us thought this might not happen for some time.

Let’s see, most of my questions have been answered. It’s been picked apart pretty well by the guys before me but let me ask on, you know, the Horizon fort facilities in Hawaii. If I recall, those are owned by you but leased to them, right? So is there any, you know, opportunity to reprice that contract or any sort of, you know, kind of movement there as it moves from Horizon into Pasha’s hands?

Matt Cox:

John, the marine terminal arrangements for Horizon in Hawaii are completely separate. They maintain their own terminal, marine terminal and their stevedore are using their own stevedores and so they’re quite separate. They have their own lease with the State of Hawaii Department of Transportation. So we don’t see any change. We’re not a party to their current deal and wouldn’t envision any change to those arrangements.

John Mims:	OK. For some reason, I thought there was some overlap there but so it is.

And then what’s, you know, and you may have said this before but the then organ — another thought of seasonality there but the organic growth rate in Alaska for the last couple of years and, you know, as far as growth and just the container trade there, you know, in Hawaii, there’s the, you know, GDP plus container — or you know, plus the construction growth. Is there a similar type of catalyst that can drive above GDP growth in Alaska?

Joel Wine:

Yes. I would say, John, from a trend perspective, it’s tentative, had similar trends although different ups and downs and cycle to it, but very similar behaving over the long term, is Hawaii. But Hawaii moves to, you know, tourism and things like that. Alaska is more sensitive to, you know, energy investment.

So that’s an important — just like tourism is an important long-term driver to always watch in Hawaii, energy investing is an important long-term driver to watch in Alaska. So, you know, if you have a bullish view on that, you’re going — and it actually happens, you’re going to see containerized demand grow more rapidly and it can work the other way. So that’s an important driver.

The other — another important driver that’s very similar is military and there’s large military presence. There’s a percentage of GDP in Alaska, similar to Hawaii. So those would be two pieces of GDP to keep an eye on to, you know, look at over trend or under trend type of performance.

John Mims:

Right. And Horizon never in their, you know, reporting, they never really broke out each market but did you see, you know, as the shale revolution and on the domestic U.S. has picked up and some of that’s been to the detriment of the Alaskan north slope production, have you seen some weakness on the energy-related front there or has volumes, you know, stayed pretty steady over the last year or so as you were doing your work there?

Joel Wine:

Yes, it’s been steady. But, I’d say the bigger — if you talk to Alaskans, if you will know — the bigger trend over the, you know, really is even on the tax side, there’s been changing tax law under Governor Palin that incrementally disadvantaged energy investment relative to where it was before and that tax law just was reversed in the last year. And so that’s going — that’s going to, on the margin, help energy investment, so that’s an important thing to be aware of as well. But in general, it’s been — it’s been steady performance and as we diligence the business, we’re comfortable that the overall volume demand is in a good place right now and we’re optimistic about the future demand.

John Mims:	OK. Well, all right. Well, that’s all I’ve got right now. But, again, congratulations. Glad to see this one get done.

Matt Cox:	Great. Thanks, John.

Joel Wine:	Thanks, John,

Operator:	Thank you. Our next question comes from the line of Steve O’Hara from Sidoti & Company. Your question, please?

Stephen O’Hara:	Yes. Hi, good afternoon.

Matt Cox:	Hi, Steve,

Joel Wine:	Hi, Steve.

Stephen O’Hara:

I’m just curious, in terms of the number of ships that Horizon has and I know steam ships have to be out of the Jones Act fleet by 2020, it sounds like you need three ships to service trade lane and does that mean you have to replace a steam ship with a, you know, a new build by 2020?

Matt Cox:

Yes, Steve. As Joel pointed out in his presentation, of course, the three vessels that serve Alaska are diesel ships so we’re in good shape there. So our coverage there is anticipated to be during dry dock relief. And so, what we want to be — what we want to — we need to be in a position to do is post 2020 to have a dry dock relief vessel that’s available to serve those markets and, you know, we have two aloha class vessels that will give us surplus diesel vessels that are core life fleet that may allow us to deploy a reserve vessel.

We’re also evaluating whether or not it’s appropriate for us to convert one of our — one of the best surplus vessels, reengine it or make another ones available for dry dock relief. We’re not in a position to specifically comment on that and that’s work we’re going to be doing between now and 2020 to ready ourselves for that.

Stephen O’Hara:	OK. And then in terms of Horizon’s market share, I mean, what is the market share today? And can you just talk about how the market, you know, how fracture the market is recent?

Joel Wine:

Yes. There’s two pieces of primary market share in terms of vessels that go over the ocean barge and container and the large piece is on the container side and there, there’s one primary competitor, Steve, it’s a company called Total Motion Express and the split between Total Motion Express and Horizon is roughly 50/50 on the ocean container side.

Stephen O’Hara:	OK. And then I guess just quickly, in terms of the, you know, I think you’d maybe touched on it but I mean, I think, there was 85 percent overlap with customers and I mean, would this be a big benefit to the logistics business that you have or is that kind of already baked in? I thought you said there was already baked in to that 70 million but I was just kind of curious maybe that’s — I mean, that would seem to be a little bit, you know, not as aggressive as may be it should be?

Matt Cox:

Yes. I would say the Alaska trade has grown up around the Tacoma area. So much of the sourcing for the Alaska business is in and around distribution centers in the Tacoma area. So there is a significant amount of, you know, cross country movement to support the Alaska trade, although there will be, just like we see in Hawaii, there will be items that will be moving from inland Midwest, other manufacturing points for specialty manufacturing items and we’ll be looking t those kinds of opportunities to bolt on.

But we see them as small, you know, certainly beneficial but not huge needle movers in terms of the opportunity there. But certainly, we’ll be going after them.

Stephen O’Hara:	OK. And I’m sorry, just — maybe if you could just clarify this thing about the pension cost, did you say that the pension exposure was included in that 85 million to 95 million?

Joel Wine:	Yes.

Stephen O’Hara:	OK. Thank you.

Matt Cox:	Thanks, Steve.

Operator:	Thank you. Our next question comes from the line as a follow-up from Kevin Sterling from BB&T Capital Markets. Your question, please?

Kevin Sterling:	Thank you. Thanks, Matt and Joel, for letting me follow-up.

I’m going to dig in to my memory bank a little bit here but at one time, Horizon had a logistics division. Are you guys picking up anything in logistics or are they already sold off that division? I can’t remember.

Joel Wine:	Yes, Kevin, that business unit was discontinued. And so, it’s not part of the sale.

Kevin Sterling:	OK. And, you know, in Alaska, you talked about the overlap of existing customers, what percent of your Hawaii customers traffic in Alaska now?

Joel Wine:	We’d have to get back to you on that. We don’t have a reverse number.

Matt Cox:	Yes, we don’t.

Kevin Sterling:

OK. And lastly, you know, there’s been a lot of talk about with the union and congestion issues in the West Coast ports and I know Tacoma felt some congestion issues, is Horizon Alaska’s service that comes in and out of Tacoma, are they seeing any impact from the slowdown and congestion? Are they — and ultimately, is Horizon covering the same union contract?

Matt Cox:

Yes. Second — to answer the second question, yes, they are a party to the multi-employer agreement as is Matson as our, you know, all the other companies that employee labor with the (LW) on the West Coast. So they’re subject to the same agreement.

Everyone in the PNW has been moderately impacted but, you know, but it hasn’t come up as a significant due diligence item although, you know, we’re hoping that this matter will get resolved in the very near future and that would be a long term drag on the earnings or somehow fundamentally lower to prospects that we’re buying.

Kevin Sterling:	OK. All right. Thanks again for letting me hop back in queue. I appreciate it.

Matt Cox:	OK, Kevin.

Joel Wine:	Thanks, Kevin.

Operator:	Thank you. Our next question is a follow-up from the line of Michael Webber from Wells Fargo. Your question, please?

Michael Webber:	Hi, you guys, thanks for letting me follow-up. I kind of left off valuation question get asked. But just curious of how you guys arrive at the offer. If I tack on the one-time free tax items which I imagine would be included in EV, I guess, it puts them at about 7-2 and you guys are creating about 6.9 times, I guess, one of your consensus 2015 EBITDA.

I’m just — I’m curious of the, A, whether there’s something off there and you guys are obviously excluding as a one-time item here but just how you kind of arrive at the purchase price and how that kind of escalated since the — I mean, you guys have been looking at this for a while.

Joel Wine:	Yes, Michael, it’s Joel. I’ll take that.

You know, I think you know us quite well. We’re very focused on cash flow. You know, long-term cash flow, in particular, but short-term cash flow matters too. So we look for investments that are going to enhance our cash flow accretion and also will be long term valuable and additive to DCF type values.

So that’s how we come up with the overall valuation here and we believe this is going to be shareholder value enhancing, you know, at the level that we’re paying right here. I mean, this core business that we’re buying is a very steady business, a very strong franchise. It’s one of the best franchises out there in the Jones Act business and it droves off a lot of cash flow. So it really fits all the financial criteria that we like to see and then, of course, it’s our bread and butter core shipping business.

So we also think it’s in that regard, it’s not, you know, it’s risk that we understand. So you’re looking at very strong cash flow generation and risk that we understand, I think, we can operate under. So those are the parameters that we used to value business.

Michael Webber:	Got you. But that (7-2x), I guess, inclusive of the — of the transaction and restructuring charges, is that about what we should be using?

Joel Wine:

Well, I don’t want to tell you what to use. I mean, you have to decide what adjustments to make. So we have our own one-time cost, you know, the transaction cost and integration cost which we mentioned and then we’re calling out these additional costs that Horizon has announced that they’re likely to have on their Puerto Rico business. So it’s up to you how you, you know, which of those you pick and choose that do calculations off of but we just wanted to get all those — all that information out to you, so you can make that decision.

Michael Webber:	OK. Great. Thanks, guys.

Joel Wine:	OK.

Operator:	Thank you. This does conclude the question and answer session of today’s program. I’d like to hand the program to Matt Cox for any further remarks.

Matt Cox:	OK. Well, thanks, everybody, for your attention to this matter and we look forward to catching up with every in the near future. Aloha.

Operator:	Thank you, ladies and gentlemen, for your participation in today’s conference. This does conclude the program. You may now disconnect. Good day.

END